DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

BROWNRUDNICK

One
[redacted]ancial
ter
on
achusetts
17.856.8200
7.856.8201

07025137

RECEIVED

July 10, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)**
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

> Press release dated 5 July 2007 – Option Indicates Preliminary Q2 Results and Full Year Guidance (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Dorothy L. Puzio, Esq.

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

dlw 7/11

1506798

brownrudnick.com

EXHIBIT 1

RECEIVED
2007 JUL 11 P 3:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OPTION
WIRELESS TECHNOLOGY

OPTION INDICATES PRELIMINARY Q2 RESULTS AND FULL YEAR GUIDANCE

LEUVEN, Belgium – July 5, 2007 - Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced that pre-audited preliminary revenues for the second quarter of fiscal year 2007 will be in the range EUR 80-82 million. Although this is the second consecutive quarter of revenue growth after a challenging 2006, the results for the first half of 2007 are approximately 8.5% below the midpoint of our expectations.

During the first half of the year, mobile operators rolled out new higher speed products at a slower rate than they indicated at the beginning of the year. As a result, although we sold 21% more devices in Q2 than in Q1 and while our ASP for individual products remained stable, the mix was skewed towards older products with lower ASPs and margins. Consequently, we expect the EBIT margin for Q2 to be in line with Q1 2007.

As is the nature of our business, these factors reflect the increasing complexity of accurately forecasting the expected product mix in a multi-dimensional wireless broadband market. In addition, being two steps removed from the end-user at the point of sale compounds the forecasting challenge as we are heavily dependant on the projections of the operators.

Actions

In order to address the rapidly changing environment, Option is undertaking a number of initiatives. In an effort to organize the Company more efficiently and become more flexible for this dynamic environment, Option has engaged a leading international management consulting firm to prepare the Company for the next wave of technological and geographic growth. An improved organisational structure will be implemented during the second half of the year.

In addition, Option is implementing a coordination effort with all the major operators to better synchronize product roll-out forecasts. On the financial front, Option is adding new internal controls to continue to improve the financial reporting of the Company.

Full Year

In light of the current forecasting challenges and the resulting lower than expected revenues in the first half of the year, Option is adopting a more conservative approach for the remainder of 2007 and is revising its guidance for the full year to revenues of EUR 320-340 million with EBIT margin consistent with that of the first half of the year.

Outlook

Several announcements during the second quarter demonstrate that flat-rate data tariffs combined with the faster HSUPA wireless broadband solutions are becoming the norm. This trend is accelerating the transformation of the business-to-business market into more of a retail market. As operators migrate to HSUPA, wireless broadband is set to enter a period of relative stability with fewer technology variables to be managed.

Last week, Berg Insight forecasted that the European market alone will grow from five million 3G high speed wireless connections by the end of 2007 to 30 million by 2011.

Finally, among operators and device manufacturers there is also growing enthusiasm for the concept of Mobile Internet Devices (MIDs) that are distinct from mobile phones or wirelessly-connected PCs. Since the collaboration with Intel is progressing well, Option is in a position to establish itself as a leader in this new category of devices which is expected to reach 200 million units in the market by 2010.

Audited figures for the second quarter of 2007 will be published on Thursday July 26, 2007.

Conference Call

The Company will host a conference call for analysts and investors at 16.00h (CET) today to discuss the announcement. A replay of the conference call will be available by Friday morning on the company's website.

About Option

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G HSUPA, HSDPA, UMTS, EDGE, and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Belgium (Leuven). The company has Research & Development in Belgium (Leuven), Germany (Duesseldorf and Adelsried), Sweden (Stockholm), and an ISO 9002 production engineering and logistics facility in Ireland (Cork). Option also has offices in Europe, US, Asia, Japan and Australia. For more information please visit www.option.com.

For more information, please contact
Jan Callewaert, CEO Option
Tel +32 (0)16 317 411

END